TII INDUSTRIES, INC.
                                1385 Akron Street
                            Copiague, New York 11729
                                 (516) 789-5000



                                                               December 29, 1997



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Ms. Dorine Hammond Miller

               Re: REGISTRATION STATEMENT NO. 333-38467
               ----------------------------------------
Gentlemen:

           Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, TII Industries, Inc. (the "Company") hereby applies for the withdrawal of the above-captioned Registration Statement and all amendments and exhibits thereto as the Company has determined to no longer proceed to offer the Common Stock contemplated to be offered by said Registration Statement due to the fact that it remains unlikely that the Common Stock which had been proposed for sale could be sold at a price acceptable to the Company at least until significant sales from new contracts described in the Registration Statement are generated. No sales have been made under said Registration Statement.

                                       Very truly yours,

                                       TII INDUSTRIES, INC.

                                       /S/ TIMOTHY J. ROACH
                                       --------------------
                                       Timothy J. Roach,
                                       President

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